SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 1)1/


                             CIDCO Incorporated
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
                       (Title of Class of Securities)

                                 1717681043
--------------------------------------------------------------------------------
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           227 West Monroe Street
                                 Suite 4800

                          Chicago, Illinois 60606
                               (312) 739-2138

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 28, 2001
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------

1/       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 171768104                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Waveland Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS      WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois
--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                 ---------------------------------------------------------------
NUMBER OF           8        SHARED VOTING POWER
SHARES                       1,052,700
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY            9        SOLE DISPOSITIVE POWER
EACH
REPORTING        ---------------------------------------------------------------
PERSON             10        SHARED DISPOSITIVE POWER
                                  1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                                             Page 2 of 9 Pages

 CUSIP NO.: 171768104                13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Waveland Capital Management, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Illinois
--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

                  --------------------------------------------------------------
NUMBER OF              8        SHARED VOTING POWER
SHARES                          1,052,700
BENEFICIALLY      --------------------------------------------------------------
OWNED BY               9        SOLE DISPOSITIVE POWER
EACH
REPORTING         --------------------------------------------------------------
PERSON                10        SHARED DISPOSITIVE POWER
                                1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                                            Page 3 of 9 Pages

 CUSIP NO.: 171768104                13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                     Clincher Capital Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Illinois
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              1,052,700
BENEFICIALLY         -----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            -----------------------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER
                                    1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                                            Page 4 of 9 Pages

 CUSIP NO.:171768104                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                     Waveland Capital Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS        WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            Illinois
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                 ---------------------------------------------------------------
NUMBER OF                 8        SHARED VOTING POWER
SHARES                              1,052,700
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY                  9        SOLE DISPOSITIVE POWER
EACH
REPORTING        ---------------------------------------------------------------
PERSON                   10       SHARED DISPOSITIVE POWER
                                  1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                                                            Page 5 of 9 Pages

CUSIP NO.:171768104                   13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Waveland Partners, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                       (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                       ---------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              1,052,700
BENEFICIALLY           ---------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING              ---------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                                                             Page 6 of 9 Pages

CUSIP NO.: 171768104                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Waveland International, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              1,052,700
BENEFICIALLY         -----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            -----------------------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER
                                    1,052,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,052,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                                                             Page 7 of 9 Pages

ITEM 4.      PURPOSE OF TRANSACTION.

         The reporting persons are holding discussions with and reserve the right to continue to hold discussions with Ronald Chez ("Chez") regarding CIDCO Incorporated (the "Issuer") as a means of enhancing shareholder value. The reporting persons believe Chez owns between 3% and 4% of the outstanding Common Stock of the Issuer. The reporting persons and Chez disclaim that they formed a "group" within the meaning of Section 13d. The reporting persons have recently reviewed the Issuer's revised business plan as filed on Form 8-K dated February 12, 2001. While the reporting persons view certain aspects of the revised plan as constructive, the reporting persons are holding discussions with Chez regarding the Issuer and reserve the right to commence discussions with other third parties regarding the Issuer as a means of enhancing shareholder value. Depending on the circumstances, through discussions with other shareholders, third parties (including but not limited to investment banks, strategic partners and potential acquirors) and/or discussions directly with the Issuer, the reporting persons may seek to encourage the Issuer to engage in one or more of the transactions described in clauses (a) through (g) of Item 4 of the 13D form, which are as follows:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.
         (c) A proposal to change the composition of the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board.
         (d) Any material change in the present capitalization or dividend policy of the Issuer.
         (e) Any other material change in the Issuer's business or corporate structure.
         (f) Changes in the Issuer's charter, bylaws or other instruments corresponding thereto.
         (g)     Any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International has acquired 1,052,700 shares of Common Stock representing approximately 7.3% of the shares of Common Stock outstanding as of November 6, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland
International.

         (c) - (e) Not applicable


                                                            Page 8 of 9 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001

                                 WAVELAND PARTNERS, L.P.
                                 By: Waveland Capital Management, L.P.
                                     Its: General Partner
                                     By: Clincher Capital Corporation
                                         Its: General Partner

                                         By:  /s/ David S. Richter
                                            ----------------------------------
                                              David S. Richter, President

                                 WAVELAND CAPITAL MANAGEMENT, L.P.
                                 By: Clincher Capital Corporation
                                     Its: General Partner


                                      By:  /s/ David S. Richter
                                          -----------------------------------
                                            David S. Richter, President

                                 CLINCHER CAPITAL CORPORATION


                                 By:  /s/ David S. Richter
                                    -----------------------------------
                                      David S. Richter, President


                                 WAVELAND CAPITAL MANAGEMENT, LLC


                                 By:  /s/ David S. Richter
                                     -----------------------------------
                                       David S. Richter, Manager


                                 WAVELAND PARTNERS, LTD.


                                 By:   /s/ David S. Richter
                                     -----------------------------------
                                       David S. Richter, Director



                                 WAVELAND INTERNATIONAL, LTD.


                                 By:   /s/ David S. Richter
                                     -----------------------------------
                                       David S. Richter, Director


                                                           Page 9 of 9 Pages